KCG Americas LLC
Index
December 31, 2015

(in thousands)

Assets		
Cash and cash equivalents	$	173,552
Cash segregated under federal and other regulations		3,000
Financial instruments owned, at fair value, including securities pledged to		
counterparties that had the right to deliver or repledge of $305,519		2,161,420
Collateralized agreements:		
Securities borrowed		1,611,488
Financial instruments purchased under agreements to resell		9,279
Receivable from brokers, dealers and clearing organizations		434,291
Deposits with exchange clearing organizations		9,390
Receivable from customers		36,635
Fixed assets and leasehold improvements		
less accumulated depreciation and amortization of $52,152		42,372
Goodwill and intangible assets, less accumulated amortization of $51,534		78,218
Deferred tax assets, net		43,887
Assets of businesses held for sale		24,444
Other assets		44,962
Total assets	$	4,672,938
Liabilities and Member's Equity		
Liabilities		
Financial instruments sold, not yet purchased, at fair value	$	1,946,227
Collateralized financing agreements:		
Securities loaned		472,755
Financial instruments sold under agreements to repurchase		900,000
Payable to brokers, dealers and clearing organizations		144,046
Accrued compensation expense		92,626
Payable to affiliates		42,557
Payable to customers and non-customers		27,552
Accrued expenses and other liabilities		47,434
Total liabilities		3,673,197
Commitments and contingent liabilities (Note 20)		
Subordinated borrowings		250,000
Member's equity		749,741
Total liabilities and member's equity	$	4,672,938

The accompanying notes are an integral part of this financial statement.